June 24, 2002





Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:      Compaq Computer Corporation
         Commission File No. 1-4423
         Annual Report on Form 11-K for
         The Compaq Computer Corporation 401(k) Investment Plan


Ladies and Gentlemen:

Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, I am transmitting on behalf of Compaq Computer Corporation its Annual Report on Form 11-K for the Compaq Computer Corporation 401(k) Investment Plan for the fiscal year January 1, 2001 to December 31, 2001.


                                       Very truly yours,


                                      /s/ Ann O. Baskins
                                      -------------------
                                      ANN O. BASKINS
                                      Vice President
                                        and Secretary

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K



                                   (Mark One)
     (X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                           ACT OF 1934 [FEE REQUIRED]


                  for the fiscal year ended December 31, 2001

                                       OR

                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                         For the transition period from
                          ____________ to ____________
                            Commission File Number: 1-4423


  A. Full title of the plan and address of the plan, if different from that of the issuer named below:


               COMPAQ COMPUTER CORPORATION 401(k) INVESTMENT PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          COMPAQ COMPUTER CORPORATION
                              3000 HANOVER STREET
                          PALO ALTO, CALIFORNIA 94304

                              REQUIRED INFORMATION

COMPAQ COMPUTER CORPORATION
401(k) INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001
-------------------------------------------------------------------------------


                                                                           Page
                                                                           ----
Report of Independent Auditors - Ernst & Young, LLP.........................1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.............................2
Statement of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements...............................................4

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001

Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes.......11

Exhibit 23.1 Consent of Ernst & Young LLP, Independent Auditors............16

                         REPORT OF INDEPENDENT AUDITORS


Participants and Administrative Committee of the Compaq Computer Corporation
401(k) Investment Plan


We have audited the accompanying statements of net assets available for benefits of Compaq Computer Corporation 401(k) Investment Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                       /s/ Ernst & Young, LLP
                                       ---------------------
                                       ERNST & YOUNG, LLP


Houston, Texas
May 6, 2002

COMPAQ COMPUTER CORPORATION
401 (K) INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------

                                                      DECEMBER 31,
                                              2001                   2000
                                         --------------------------------------

ASSETS
Investments                              $ 3,030,777,096        $ 3,310,800,451

Contribution receivable:
   Employer                                      112,722                114,816
   Participant                                         -                151,721
                                         ---------------        ---------------

Net assets available for benefits        $ 3,030,889,818        $ 3,311,066,988
                                         ===============        ===============


See accompanying notes.

COMPAQ COMPUTER CORPORATION
401(k) INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------


                                                           FOR THE YEAR ENDED
                                                           DECEMBER 31, 2001
                                                           ------------------
Additions:
     Participant contributions                              $   208,310,362
     Employer contributions                                     123,045,148
     Rollovers                                                   10,028,456
     Dividends and interest                                      72,574,120
                                                               ------------
Total additions                                                 413,958,086

Deductions:
     Net depreciation in fair value of investments              459,749,170
     Benefit payments                                           237,384,752
                                                                -----------
Total deductions                                                697,133,922

Transfer to other qualified plan                                 (1,554,886)
Transfer from other qualified plans                               4,553,552
                                                              -------------
Net decrease                                                   (280,177,170)

Net assets available for benefits:
     Beginning of year                                        3,311,066,988
                                                              -------------
     End of year                                            $ 3,030,889,818
                                                           ================

See accompanying notes.

COMPAQ COMPUTER CORPORATION
401(K) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001
-------------------------------------------------------------------------------

1. DESCRIPTION OF PLAN
----------------------

GENERAL

The following description of the Compaq Computer Corporation 401(k) Investment Plan (the "Plan") is provided for general information only. The Plan, established April 1, 1985, is a defined contribution plan covering all eligible employees of Compaq Computer Corporation and certain of its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, a copy of which is available from the Company.

The Plan was restated in its entirety effective January 1, 2001 to amend the Plan to comply with tax legislation acts and to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Effective September 4, 2001, the Company entered into an agreement and plan of reorganization with Hewlett-Packard Company ("HP") and Heloise Merger Corporation. Effective May 3, 2002, the Company became a wholly owned subsidiary of HP.

Effective January 2, 2001, in connection with certain divestitures, net assets of approximately $1.6 million representing individual account balances of certain participants were transferred to the B2E Solutions 401(k) Plan.

Effective December 31, 2001, individual account balances from B2E Solutions 401(k) Plan of approximately $1.6 million were returned to the Plan.

Effective December 31, 2001, net assets of approximately $2.9 million representing individual account balances returned to the Plan from Ranier Technology, Inc. 401(k) Plan.

CONTRIBUTIONS

Participants may contribute from 1% to 19% of pretax annual compensation, as defined in the plan document. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes an amount equal to the participant's contribution which does not exceed 6% of $170,000 of base compensation for all participants except certain former employees of Digital Equipment Corporation ("Digital"). For those former Digital employees who had elected to earn employer pay credits in another company-sponsored benefit plan, so long as they remain eligible, the Company contributes an amount equal to the lesser of (i) 33 1/3% of such participant's contributions or (ii) 2% of the participant's compensation, not to exceed $170,000 of base compensation, to the 401(k) plan and contributes the remaining 4% as an employer credit in the other company-sponsored benefit plan.

Participants direct the investment allocation of all contributions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings or losses, and is charged with an allocation of administrative expenses, if any. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions or pay eligible plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, net of any outstanding loans against those vested amounts.

VESTING

Participants are immediately vested in their deferral and rollover contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. Effective January 1, 1999, participants vest 20% per year in the employer contributions with 100% vesting after 5 years of credited service. The Plan document provides the vesting provisions for a participant's interest in their employer contribution account prior to January 1, 1999.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 - 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate of 1% above the prime rate for the term of the loan. Principal and interest is paid ratably through payroll deductions. A participant can have no more than three loans outstanding at any given time.

PAYMENT OF BENEFITS

On termination of service or death, a participant or beneficiary may elect to receive Plan benefits in either a lump-sum distribution or in periodic installments. In addition, a participant who has attained age 59 1/2 may make withdrawals of his or her account while employed by the Company. The Plan also allows for hardship withdrawals.

ADMINISTRATIVE EXPENSES

The Company pays certain administrative expenses of the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


2. SUMMARY OF ACCOUNTING POLICIES
---------------------------------

BASIS OF ACCOUNTING

The financial statements have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefits are recorded when paid.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value, which represents the quoted market price on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Investments in common collective trust funds are based on the quoted market value as determined by the issuer based on the fair value of the underlying investments. The participant loans are valued at their outstanding balances, which approximates fair value.

The Stable Value Fund is stated at fair value, which approximates contract value. It is expected that each unit of the Stable Value Fund will maintain a constant net asset value of $1. However, there is no assurance that this will be the case. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by Plan participants at contract value in accordance with Statement of Position 94-4. The Stable Value Fund invests in both guaranteed investment contracts and alternative investment contracts. The guaranteed investment contracts are promises by an insurance company or bank to repay principal plus accrued income at contract maturity subject to the credit worthiness of the issuer. Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit responsive withdrawals by Plan participants at contract value. In determining fair value, the Board of Directors of the Vanguard Fiduciary Trust Company considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payments to Plan participants to be at amounts other than contract value. There are no limitations on liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RISK AND UNCERTAINTIES

The Plan provides for various investments in common stock, mutual funds, and the Stable Value Fund. In general, investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

3. INVESTMENTS
--------------

The Plan's investments are held by Vanguard Fiduciary Trust Company. Individual investments that represent 5% or more of net assets available for benefits at year end are as follows:


                                                                December 31
                                                          2001               2000
                                                    ---------------------------------
Compaq Computer Corporation common stock            $  297,575,020     $  432,074,249
Compaq Computer Corporation Stable Value Fund          616,237,472        631,185,879
Vanguard 500 Index Fund                                600,928,759        502,477,388
Vanguard Primecap Fund                                 583,842,804        683,230,825
Vanguard Growth and Income Fund                        324,084,769        457,833,888
Franklin Small - Mid Cap Growth Fund, Class A          137,365,252        197,662,444

During 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

Mutual funds                                                           $ (316,030,212)
Common collective trusts                                                   11,489,674
Common stock                                                             (155,208,632)
                                                                         -------------
                                                                       $ (459,749,170)
                                                                       ===============

The average yield of the Stable Value Fund for 2001 and 2000 was 6.24% and 6.86%, respectively. The crediting interest rates at December 31, 2001 and 2000 range from 4.50% to 7.84% and 5.64% to 7.84%, respectively. Investment contracts typically mature between 2 and 5 years after the date of initial deposit. The interest rate paid by the issuer or contract rate may be fixed over the life of the contract or adjusted periodically. Contract rates should not fall below -0-%.


4. INCOME TAX STATUS
--------------------

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated January 3, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan document was completely restated subsequent to its submission for a determination letter. On February 25, 2002, the Company submitted a request to the IRS for a determination on the restated plan document. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.


5. SUBSEQUENT EVENTS
--------------------

Effective May 3, 2002, any active employee of the Company and any former employee who had an account balance under the Plan as of May 3, 2002 was made fully vested in any unvested and unforfeited balance they may have had under the Plan as of this date.

In addition, any former employee (including a beneficiary or alternate payee of a former employee) with an account balance in the Plan as of May 3, 2002 is prohibited from further investments in the Compaq Stock Fund (which became the Hewlett-Packard Stock Fund effective May 3, 2002), and any dividend payments or loan repayment that would have been invested in the Hewlett-Packard Stock Fund will be invested in the Stable Value Fund.

                             SUPPLEMENTAL SCHEDULE

COMPAQ COMPUTER CORPORATION
401(K) INVESTMENT PLAN
EIN: 76-0011617     PN: 001

SCHEDULE H, LINE 4(I) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
-------------------------------------------------------------------------------

         IDENTITY OF ISSUE,
        BORROWER, LESSOR, OR                                                             CURRENT
            SIMILAR PARTY                DESCRIPTION OF INVESTMENT                        VALUE
            -------------                -------------------------                        -----

*        Compaq Computer
           Corporation              Common stock                                     $  297,575,020
         Franklin                   Small - Mid Cap Growth Fund, Class A                137,365,252
         Capital Guardian           International Equity Fund                           105,195,428
         T. Rowe Price              Small-Cap Stock Fund                                  4,681,828
*        The Vanguard Group         LifeStrategy Conservative Growth Fund                34,948,936
*        The Vanguard Group         LifeStrategy Growth Fund                            103,968,255
*        The Vanguard Group         LifeStrategy Moderate Growth Fund                   100,411,331
*        The Vanguard Group         Total Bond Market Index Fund                         18,165,975
*        The Vanguard Group         500 Index Fund                                      600,928,759
*        The Vanguard Group         PrimeCap Fund                                       583,842,804
*        The Vanguard Group         Growth and Income Fund                              324,084,769
         The Vanguard Group         Compaq Computer Corporation Stable
*        The Vanguard Group           Value Fund**                                      616,237,472
*        The Vanguard Group         Extend Market Index Fund                             30,091,032
*        Wells Fargo Bank, N.A.     S&P 500 Index Fund                                      216,010
*        Wells Fargo Bank, N.A.     Stable Return Fund                                      397,873
         Goldman Sachs              Government Income Fund Service Class                    375,806
         Dreyfus                    Dreyfus Technology Growth Fund                          663,859
         Janus Funds                Janus Investment Growth & Income Fund                   285,251
         MFS                        New Discovery Fund Class A                              559,693
*        Wells Fargo Bank, N.A.     International Equity Fund Institutional Class           114,439
*        Wells Fargo Bank, N.A.     Large Company Growth Fund Institutional Class           246,690
         Janus Funds                Janus Investment Fund Balanced Fund                      23,550
*        The Vanguard Group         Equity Income Fund                                       23,007
*        The Vanguard Group         International Group Fund                                104,492
*        The Vanguard Group         Small Cap Index Fund                                    134,924
*        The Vanguard Group         Retirement Savings Trust                                194,961
*        Participant loans          Loans with varying maturing dates and
                                      interest rates ranging from 5.75% to 10%           69,939,680
                                                                                   ----------------
                                                                                   $  3,030,777,096
                                                                                   ================


*    Party-in-interest
**   See attached for detail of underlying investments


          IDENTITY OF ISSUE,
         BORROWER, LESSOR, OR                          INTEREST         MATURITY           CURRENT
            SIMILAR PARTY                                RATE             DATE              VALUE
            -------------                                ----             ----              -----

COMPAQ COMPUTER CORPORATION STABLE VALUE FUND:
   AIG Financial Products 245258:                        6.23            N/A
      Wrapper                                                                          $  (2,027,390)
      *Vanguard Total Bond Market Institutional Index                                     59,274,168
                                                                                       -------------
                                                                                       $  57,246,778

   AIG Life Assurance 1104                               7.60          8/15/2003          13,776,296
   Allstate Life Insurance 6210                          7.15           7/1/2003          32,006,055
   Bankers Trust 175570                                  6.32           5/1/2002             386,482
   Bayerische Landesbank BLB00005B                       7.84          5/15/2005          10,494,028
   Bayerische Landesbank 00-005                          7.53          2/15/2005          11,361,411
   Canada Life Insurance P45973                          7.13           1/2/2002           3,814,947

CDC Financial Products FA 423-01:                        4.50         11/21/2004
   Wrapper                                                                                (1,762,300)
   RASC 1999-KS4 AI6 - Amstel Commercial Paper                                            26,883,435
                                                                                       -------------
                                                                                          25,121,135

   CDC Financial Products 423-02:                        6.72         12/25/2004
      Wrapper                                                                               (611,050)
      AMLT 1997-3 A7 - Motorola Commercial Paper                                          18,324,313
                                                                                       -------------
                                                                                          17,713,263

   CDC Financial Products 423-03:                        6.78         10/15/2003
      Wrapper                                                                                (78,659)
      GTHEL 1999-D A6 - TASMAN Commercial Paper                                           10,218,011
                                                                                       -------------
                                                                                          10,139,352


                                      -12-



   CDC Financial Products 423-04:                        7.09         10/15/2005
      Wrapper                                                                              $(825,884)
      RFMS2 1999-H18 AI4                                                                   5,918,958
      CF AB 1999-2 IA5                                                                    13,206,587
      GTHEL 1999-D A6                                                                      1,991,448
                                                                                       --------------
                                                                                          20,291,109

   GE Life and Annuity Assurance 3435                    7.66          5/15/2005          22,339,202
   Jackson National Life Insurance 1205                  6.14           4/1/2002           3,383,224
   John Hancock Life Insurance 15119                     6.47          7/15/2005          10,299,838
   John Hancock Life Insurance 8915                      7.02           1/2/2002           3,814,679
   John Hancock Life Insurance 9656                      6.30          10/1/2002          10,001,674
   John Hancock Life Insurance 9779                      6.18           7/1/2003          13,197,982
   Massachusetts Mutual Life Insurance 35056             7.21          8/15/2005          10,908,193
   Metropolitan Life Insurance 25234                     7.04          10/1/2002          25,004,660

   New York Life Insurance 270071:                       7.06          3/15/2005
      Wrapper                                                                               (405,952)
      GSI Collective Investment Trust                                                     11,318,009
                                                                                       --------------
                                                                                          10,912,057

   New York Life Insurance 30261-2                       6.26           1/2/2003          13,613,137
   New York Life Insurance 31257-001                     6.24          2/28/2006           5,268,136
   Principal Life Insurance 4-19159-3                    6.35          3/31/2002          10,922,397
   Principal Life Insurance 4-191594                     6.08         11/30/2005          10,493,689

   Rabobank Nederland CPQ090001:                         5.41            N/A
      Wrapper                                                                               (265,875)
      *VFTC Corporate Bond Trust                                                          14,783,618
      *VFTC Intermediate-Term Bond Trust                                                  21,040,499
                                                                                       --------------
                                                                                          35,558,242


                                      -13-



   Rabobank Nederland CPQ119901:                         6.88          9/30/2004
      Wrapper                                                                          $  (2,778,044)
      *Vanguard Targeted Return Trust (4-03)                                              12,148,964
      *Vanguard Targeted Return Trust (3-04)                                              12,252,410
      *Vanguard Targeted Return Trust (2-04)                                              12,229,766
      *Vanguard Targeted Return Trust (1-04)                                              12,196,122
                                                                                       --------------
                                                                                          46,049,218

   State Street Bank & Trust 100003:                     6.23          9/30/2006
      Wrapper                                                                             (2,422,816)
      *Vanguard Targeted Return Trust (1-04)                                              12,311,058
      *Vanguard Targeted Return Trust (3-06)                                               9,956,815
      *Vanguard Targeted Return Trust (2-04)                                              12,330,929
      *Vanguard Targeted Return Trust (1-06)                                              10,818,280
      *Vanguard Targeted Return Trust (2-05)                                              11,623,285
      *Vanguard Targeted Return Trust (2-06)                                              10,850,000
                                                                                       --------------
                                                                                          65,467,551

   Travelers Life Insurance 17149                        5.67           4/1/2002            6,147,057
   Travelers Life Insurance 17412                        7.16           7/1/2003           10,001,895

   UBS Warburg 2752:                                     7.14          9/30/2005
      Wrapper                                                                              (4,171,281)
      *Vanguard Targeted Return Trust (2-03)                                                6,044,975
      *Vanguard Targeted Return Trust (4-04)                                               13,573,686
      *Vanguard Targeted Return Trust (3-04)                                               12,384,612
      *Vanguard Targeted Return Trust (3-05)                                               11,284,946
      *Vanguard Targeted Return Trust (1-03)                                                6,006,194
      *Vanguard Targeted Return Trust (3-03)                                               12,196,494
                                                                                       ---------------
                                                                                           57,319,626

   *Vanguard Prime Money Market Institutional            2.32            N/A           $   43,850,257
                                                                                       --------------
                                                                        Totals             616,903,570

   Pending Trades                                                                             (666,098)
Total Compaq Computer Corporation
   Stable Value Fund                                                                   ----------------
                                                                                       $   616,237,472
                                                                                       ================

*  Party-in-interest

                                   SIGNATURES



     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934. The trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


Date:  June 24, 2002



                                       COMPAQ COMPUTER CORPORATION
                                       401(K) INVESTMENT PLAN

                                       /s/ Ann O. Baskins
                                       ------------------
                                       ANN O. BASKINS
                                       Vice President,
                                         and Secretary

                                                                    EXHIBIT 23.1




                        CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-87742) pertaining to the Compaq Computer Corporation 401(k) Investment Plan of our report dated May 6, 2002, with respect to the financial statements and schedule of the Compaq Computer Corporation 401(k) Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.



                                       /s/ Ernst & Young LLP
                                       ---------------------
                                       ERNST & YOUNG, LLP


Houston, Texas
June 17, 2002